

------                                         U.S. SECURITIES AND EXCHANGE COMMISSION                   ---------------------------
FORM 4                                                 WASHINGTON, D.C. 20549                                    OMB APPROVAL
------                                                                                                   ---------------------------
                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 OMB NUMBER 3235-0287
/ /  CHECK THIS BOX IF NO                                                                                EXPIRES: DECEMBER 31, 2001
     LONGER SUBJECT TO SECTION                                                                           ESTIMATED AVERAGE BURDEN
     16. FORM 4 OR FORM 5                                                                                HOURS PER RESPONSE .... 0.5
     OBLIGATIONS MAY CONTINUE.                                                                           ---------------------------
     SEE INSTRUCTION 1(b).

            FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934, SECTION 17(a) OF THE PUBLIC UTILITY
                         HOLDING COMPANY ACT OF 1935 OR SECTION 30(f) OF THE INVESTMENT COMPANY ACT OF 1940

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1. NAME AND ADDRESS OF REPORTING PERSON*     2. ISSUER NAME AND TICKER OR TRADING    6. RELATIONSHIP OF REPORTING PERSON TO ISSUER
                                                SYMBOL                                  (Check all applicable)

Ramamurthy     Githesh                       CCC Information Services Group Inc.        X  Director          10% Owner
                                             (CCCG)                                    ---               ---
                                                                                        X  Officer               Other
                                                                                       ---               ---
-----------------------------------------------------------------------------------    (give title below)  (specify below)
(Last)         (First)        (Middle)       3. IRS OR SOCIAL    4. STATEMENT FOR
                                                SECURITY NUMBER     MONTH/YEAR         President and Chief Executive Officer
                                                OF REPORTING                           -------------------------------------
                                                PERSON, IF AN       January 2001
                                                ENTITY                                 -------------------------------------
                                                (VOLUNTARY)
                                                                                     -----------------------------------------------
                                                                                     7. INDIVIDUAL OR JOINT/GROUP FILING
                                                                                        (CHECK APPLICABLE LINE)
444 Merchandise Mart
-------------------------------------------                      ------------------     X  Form filed by One Reporting Person
(Street)                                                         5. IF AMENDMENT,      ---
                                                                    DATE OF                Form filed by More Than One Reporting
                                                                    ORIGINAL           --- Person
                                                                    (MONTH/YEAR)

                                                                    December 1999

Chicago        Illinois       60654
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(City)         (State)        (Zip)
                                                                 TABLE 1 - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                                                                 OR BENEFICIALLY OWNED

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1. TITLE OF SECURITY          2. TRANSACTION 3. TRANSACTION      4. SECURITIES       5. AMOUNT OF     6. OWNERSHIP   7. NATURE OF
   (Instr. 3)                    DATE           CODE                ACQUIRED            SECURITIES       FORM:          INDIRECT
                                 (Month/        (Instr. 8)          (A) OR              BENEFICIALLY     DIRECT (D)     BENEFICIAL
                                 Day/Year)                          DISPOSED OF         OWNED AT         OR INDIRECT    OWNERSHIP
                                                                    (D) (Instr.         END OF           (I)            (Instr. 4)
                                                                    3, 4, and 5)        MONTH            (Instr. 4)
                                                                                        (Instr. 3
                                                                                        and 4)
                                             --------------------------------------
                                                                        (A)
                                                Code      V      Amount  or  Price
                                                                        (D)
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Common Stock                     10/27/00       A                60,000   A  $4.38       489,700          D
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* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                                                                              (Over)
                                                                                                                     SEC 1474 (3-99)
                                                      (Print or Type Response)

FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative   2. Conversion       3. Transaction      4. Transaction      5. Number of        6. Date Exercisable
   Security (Instr. 3)      or Exercise         Date                Code                Derivative          and Expiration Date
                            Price of            (Month/Day          (Instr. 8)          Securities          (Month/Day/Year)
                            Derivative          /Year)                                  Acquired
                            Security                                                    (A) or
                                                                                        Disposed
                                                                                        of (D)           -------------------------
                                                                                        (Instr. 3, 4,      Date
                                                                                        and 5)           Exercis-     Expiration
                                                                                                           able          Date



                                                                 --------------------------------------
                                                                 Code           V         (A)       (D)

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Employee Stock Option
(Right to buy)                $ 7.50               1/15/01            A                   150,000             (1)       1/15/11


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Employee Stock Option
(Right to buy)                $ 4.38              10/27/00            A                    60,000             (1)      12/12/00


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Employee Stock Option
(Right to buy)                $10.625              6/28/00            A                   200,000             (2)       6/28/10


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Employee Stock Option
(Right to buy)                $ 9.50               9/1/99             A                    40,000             (1)       9/01/09

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Employee Stock Option
(Right to buy)                $12.125             9/23/98             A                    45,000             (1)       9/23/08


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Employee Stock Option
(Right to buy)                $11.20              7/22/96             A                   120,000             (1)       7/22/01

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7. Title and Amount of        8. Price of         9. Number of        10. Ownership            11. Nature of
   Underlying Securities         Derivative          Derivative           of Derivative            Indirect
   (Instr. 3 and 4)              Security            Securities           Security:                Beneficial
                                 (Instr.5)           Beneficially         Direct (D)               Ownership
                                                     Owned at             or                       (Instr. 4)
                                                     End of               Indirect (I)
----------------------------                         Month                (Instr. 4)
                  Amount or                          (Instr. 4)
    Title         Number of
                   Shares






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Common              150,000                            150,000                  D
Stock, $.10

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Common               60,000                                -0-
Stock, $.10

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Common              200,000                            200,000                  D
Stock, $.10

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Common               40,000                             40,000                  D
Stock, $.10
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Common               45,000                             45,000                  D
Stock, $.10

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Common              120,000                            120,000                  D
Stock, $.10
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Explanation of Responses:

*On January 7, 2000, the reporting person filed a Form 4 reporting certain information regarding the derivative securities beneficially owned by him. Table II correctly sets forth the derivative securities beneficially owned by the reporting person as of
March 23, 2001.

(1)  The option becomes exercisable in four equal installments beginning on the first anniversary of the grant date specified in column 3.

(2)  The option became exercisable in four equal installments beginning on December 12, 1996. The option was fully vested on
     December 12, 1999.


**   Intentional misstatements or omissions of facts constitute            /s/ Githesh Ramamurthy                  03/23/01
     Federal Criminal Violations.                                          --------------------------------------  --------------
     SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             **Signature of Reporting Person         Date

Note:     File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.

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                                                                                                                     SEC 1474 (3-99)